SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 7)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               Page 1 of 11 Pages

CUSIP No. 971892104                    13D/A                 PAGE 2 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Andrew A. Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                SC (See response to Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                3,481,272 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                      367,000 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,601,767 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,481,272
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     33.13% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                IN
________________________________________________________________________________


                               Page 2 of 11 Pages

CUSIP No. 971892104                    13D                   PAGE 3 of 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Tiffany Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                3,481,272 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     629,255 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,339,512 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,481,272
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     33.13% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 11 Pages

CUSIP No. 971892104                   13D/A                  PAGE 4 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                   WC, OO (See Response to Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                915,709
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     915,709

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                915,709
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.06% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                PN
________________________________________________________________________________


                               Page 4 of 11 Pages

CUSIP No. 971892104                    13D/A                 PAGE 5 OF 11 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM Starlight Investments, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                    N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                    13,826
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                         13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.13% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                    OO
________________________________________________________________________________


                               Page 5 of 11 Pages

     This Amendment No. 7 amends and supplements the Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No.2 to the Schedule 13D filed on December 20, 1999 ("Amendment No.2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), and by Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported below is as follows:

              NAME                     AMOUNT            SOURCE OF FUNDS
------------------------------     -------------         ---------------
Andrew Wiederhorn                    (See text)             (See text)
Tiffany Wiederhorn                      N/A                    N/A
TTMM, L.P.                         $1,671,170.80            (See text)
WM Starlight Investments, LLC           N/A                    N/A


     Andrew Wiederhorn loaned $750,000 (the "TTMM Loan") to TTMM in connection with TTMM's acquisition of shares of Common Stock pursuant to the assignment of rights and obligations under the Put/Call and Option Agreements, as defined and described in Item 4 below. The TTMM Loan is payable, together with accrued interest, on February 21, 2007, bears interest at the prime rate, and is full recourse against the borrower. Concurrently, Andrew Wiederhorn borrowed $750,000 (the "Wiederhorn Loan") from the Issuer upon terms substantially identical to those of the TTMM Loan.

     The balance of the funds used by TTMM for the purchase of the shares of Common Stock described in this Amendment No. 7 ($921,170.80) was working capital of TTMM.


ITEM 4.  PURPOSE OF THE TRANSACTION.

     The purpose of this Amendment No. 7 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto.


                               Page 6 of 11 Pages

     As previously disclosed, on October 16, 2001, Andrew A. Wiederhorn entered into a series of separate but substantially identical Put/Call Option and Voting Agreements (the "Put/Call Option Agreements") with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (each a "Stockholder" and collectively, the "Stockholders"). Pursuant to each of the Put/Call Option Agreements, each Stockholder granted to Mr. Wiederhorn a Call Option (as defined in the Put/Call Option Agreements) to purchase all of the shares of Common Stock of each Stockholder, numbering 1,009,944 in the aggregate (the "Subject Shares") at the Call Option Price Per Share (as defined in the Put/Call Option Agreements).

     Also as previously reported, Andrew A. Wiederhorn entered into Amendments to the Put/Call Option Agreements (the "Amendments") with each of the Stockholders on January 11, 2002 and, elected to exercise his options to purchase an aggregate amount of 479,234 shares of the Issuer (the "January Exercise"). Prior to the closing of the Exercise, Mr. Wiederhorn assigned his right to receive, and delegated his obligation to pay for 319,489 shares to TTMM, L.P and 159,745 shares to Robert G. Rosen. Upon the closing of the January Exercise, there were no remaining shares subject to the Put/Call Option Agreements with B.P. Institutional Partners, L.P., Orin Kramer, and the Leon & Toby Cooperman Foundation and a total of 530,720 shares remaining subject to the other Put/Call Option Agreements.

     Also as previously reported, Andrew A. Wiederhorn entered into amendments, dated as of January 31, 2002, to the Put/Call Option Agreements (the "Subsequent Amendments") with each of Boston Provident Partners, L.P., Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (collectively, the "Remaining Stockholders"). Pursuant to the Subsequent Amendments, Mr. Wiederhorn and each the Remaining Stockholders have agreed to extend the Exercise Period under the Put/Call Option Agreements until February 21, 2002 and Mr. Wiederhorn agreed to (a) pay the sum of five cents ($.05) per Subject Share remaining subject to the Put/Call Agreements and (b) grant to the Subsequent Stockholders an Unconditional Put Option to require Mr. Wiederhorn to purchase any or all of each Remaining Stockholder's Subject Shares on February 21, 2002.

     Item 5 is hereby amended to report the following information:

     Between the date of the Subsequent Amendments and February 18, 2002, each of the Remaining Stockholders exercised their option to put the 530,720 Remaining Subject Shares (the "Remaining Shares") to Mr. Wiederhorn.(1)
Mr. Wiederhorn assigned his right to receive, and delegated his obligation to pay for, the Remaining Shares to TTMM pursuant to the Assignment and Voting Agreement, dated as of February 20, 2002 (the "Assignment and Voting



-------------------------

(1) The Remaining Shares were owned by the Remaining Stockholders as follows:

        SHAREHOLDER                   REMAINING SHARES
------------------------------      ---------------------
Boston Provident Partners, L.P.            189,405
Watchung Road Associates, L.P.              51,315
BP Institutional Partners, L.P.            290,000


                               Page 7 of 11 Pages

Agreement"), by and among Tiffany Wiederhorn, TTMM and WM Starlight Investments, LLC (collectively, the "Tiffany Wiederhorn Entities") and Mr. Wiederhorn. Pursuant to the Assignment and Voting Agreement, the Tiffany Wiederhorn Entities agreed to vote their Common Stock in the manner specified by Mr. Wiederhorn during the term of the Assignment and Voting Agreement (up to five years).

     On February 21, 2002, pursuant to the terms of the Put/Call Option Agreements, as amended, the Remaining Stockholders sold the Remaining Shares to TTMM at the price per share of $3.14.

     In addition, TTMM purchased an additional 1,500 shares of Common Stock from Cobalt Capital Management, Inc. at the same price per share paid for the Remaining Shares.

     The descriptions of the TTMM Loan and the Wiederhorn Loan are incorporated by reference to Item 3 above.

     Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.


                               Page 8 of 11 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                                                PERCENTAGE OF
                                       NUMBER OF SHARES         COMMON STOCK
                                      BENEFICIALLY OWNED         OUTSTANDING
                                      ------------------        -------------
Andrew Wiederhorn                        3,481,272 (1)              33.13%
Tiffany Wiederhorn                       3,481,272 (2)              33.13%
TTMM, L.P.                                 951,709                   9.06%
WM Starlight Investments, LLC               13,826                   0.13%

---------------------------------
     1 Includes 1,594,790 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Also includes 315,000 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendments No. 3 and No. 4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Andrew Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Also includes 6,977 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Andrew Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Of the 3,481,272 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 3,481,272 shares, but did not have any sole power to vote or direct the vote of any of the shares,
(ii) had sole power to dispose or to direct the disposition of 367,000 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,601,767 shares.

     2 Includes 1,332,535 shares of Common Stock owned by other Reporting Persons, including 315,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendment No. 3 and No.
4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Also includes 6,977 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of no shares, (ii) shared power to vote or to direct the vote of 2,852,017 shares, (iii) had sole power to dispose or to direct the disposition of 629,255 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,339,512 shares.


                               Page 9 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments hereto are incorporated herein by this reference.

     The description of the agreements in Items 3 and 4 above are incorporated herein by reference.

     Other than the agreements described in Items 3 and 4, there are no recent contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Assignment and Voting Agreement, dated as of February 20, 2002, by and among Tiffany Wiederhorn, TTMM L.P., WM Starlight Investments, LLC, and Andrew Wiederhorn.



                              Page 10 of 11 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


March 4, 2002                                /S/ ANDREW WEIDERHORN
                                           ------------------------------------
                                           Andrew Wiederhorn


March 4, 2002                                /S/ TIFFANY WEIDERHORN
                                           ------------------------------------
                                           Tiffany Wiederhorn


March 4, 2002                              TTMM, L.P.

                                           By: IVY CAPITAL PARTNERS,
                                                L.P., its general partner

                                           By: WIEDERHORN FAMILY LIMITED
                                               PARTNERSHIP, its general partner


                                           By: /S/ TIFFANY WEIDERHORN
                                               --------------------------------
                                               Tiffany Wiederhorn, its general
                                               partner


March 4, 2002                              WM STARLIGHT INVESTMENTS, LLC


                                           By: /S/ TIFFANY WEIDERHORN
                                               --------------------------------
                                               Tiffany Wiederhorn, its
                                               Managing member


                              Page 11 of 11 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201

                                                                     EXHIBIT 1



                              AMENDED AND RESTATED
                         ASSIGNMENT AND VOTING AGREEMENT

     AMENDED AND RESTATED ASSIGNMENT AND VOTING AGREEMENT, dated as of February 20, 2002 and amended and restated as of March 4, 2002 (this "Agreement"), by and among TTMM, L.P. ("TTMM"), Tiffany Wiederhorn and WM Starlight Investments, LLC (each, a "Stockholder"), each of whom is a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual and a stockholder of the Company ("Wiederhorn").

     WHEREAS, Stockholders are (or, in the case of the Option Shares, as defined below, will be) the owners of the shares (collectively, the "Subject Shares") of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on Schedule 1 hereto;

     WHEREAS, Wiederhorn wishes to direct the voting of the shares of the Subject Shares at his discretion at any annual and special meetings of stockholders of the Company and in written consents of stockholders in lieu of a meeting of stockholders, and Stockholders are willing to so vote; and

     WHEREAS, as a condition and inducement to each Stockholder's entry into such voting arrangements, Wiederhorn has agreed to assign to TTMM the right to receive, and delegated the obligation to pay for, all of shares of Company Common Stock that Wiederhorn is to purchase pursuant to those certain Put/Call Option and Voting Agreements (the "Option Shares"), dated as of October 16, 2001, as amended, by and between Wiederhorn and each of Boston Provident Partners, L.P., Watchung Road Associates, L.P. and Cobalt Capital Management, Inc. (the "Option Agreements").

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholders and Wiederhorn agree as follows:

     1. ASSIGNMENT AND DELEGATION.

        (a) Pursuant to Section 10(i) of each of the Option Agreements, Wiederhorn hereby assigns to TTMM, L.P. ("TTMM") the right to receive, and delegates to TTMM the obligation to pay for, all of the Unconditional Put Option Shares (as defined in each of the Option Agreements), being 530,720 shares in the aggregate, at the prices per share set forth in each of respective the Option Agreements, being an aggregate purchase price of $1,666,460.80, and TTMM hereby accepts such assignment and delegation and agrees to pay such purchase amounts in immediately available funds by wire transfer to the account specified by each stockholder party to each Option Agreement at the closing for the transaction, pursuant to the terms of each Option Agreement.

     2. VOTING OF THE SUBJECT SHARES; GOVERNMENTAL FILINGS.

        (a) Each Stockholder agrees, during the term of this Agreement:

            (i) to vote its Subject Shares on all matters as to which such Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which vote shall be determined in Wiederhorn's absolute, sole and binding discretion; and

            (ii) to express consent or dissent to corporate action in writing, without a meeting, on all of its Subject Shares in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which action shall be determined in Wiederhorn's absolute, sole and binding discretion.

        (b) Except as may be approved in writing by Wiederhorn, each Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to such Stockholder's Subject Shares, (d) granting any proxy or authorization to any Person (other than Wiederhorn) with respect to the voting of such Stockholder's Subject Shares, and (e) taking any action contrary to or in any manner inconsistent with the terms of this Agreement.

        (c) Each Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by such Stockholder are revocable, and Stockholder covenants to revoke any such proxies.

        (d) Wiederhorn and the Stockholders shall cooperate in making all required filings (and amendments thereto) with the Securities and Exchange Commission and other governmental authorities as a result of this Agreement that are to be filed by or with respect to both Wiederhorn and one or more of the Stockholders, including but not limited to any filing required by Section 13 of the Securities Exchange Act of 1934, as amended, and the rules or regulations promulgated thereunder (any "Section 13 Filing"). Wiederhorn shall prepare at its own expense a draft of any Section 13 Filing listing Wiederhorn and one or more of the Stockholders, shall provide such draft to the relevant Stockholders with a reasonable opportunity to review and comment and shall include therein any information reasonably requested to be included therein by a signatory Stockholder in the form provided. Wiederhorn shall not make any Section 13 Filing until any signatory Stockholder approves of the information concerning such Stockholder contained therein, unless and until required to meet applicable filing deadlines. Wiederhorn shall pay any filing fee with respect to such
Section 13 Filings. Each party hereto shall bear their own costs, including fees and expenses of counsel, with respect to all filings. Notwithstanding anything in this Section 2(d), Wiederhorn shall be solely responsible for preparing and filing amendments to any Section 13 Filing dated before the date hereof and naming Wiederhorn, and no Stockholder, as a reporting person.

     3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Each Stockholder, hereby represents and warrants, severally and not jointly, to Wiederhorn as follows:

        (a) OWNERSHIP. Such Stockholder beneficially owns, or in the case of the Option Shares, will own, the shares of Company Common Stock set forth opposite such Stockholder's name on Schedule 1 hereto, with no contractual restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto. Such Subject Shares constitute all shares of Company Common Stock beneficially owned by such Stockholder.

        (b) DUE AUTHORIZATION. Such Stockholder has all necessary power and authority (or, if an individual, capacity) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, and assuming that this Agreement constitutes a valid and binding agreement of Wiederhorn, this Agreement constitutes a valid and binding agreement of such Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

        (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by any Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound.

     4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF WIEDERHORN. Wiederhorn hereby represents, warrants and covenants to each Stockholder as follows:

        (a) DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by each Stockholder, and assuming that this Agreement constitutes a valid and binding agreement of each Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

        (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

     5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC. In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares shall be adjusted appropriately.

     6. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder (excluding any obligations of the parties under the Notes), shall terminate immediately upon the earliest to occur of (i) the fifth anniversary of the date of this Agreement, or (ii) any date on which both (x) Wiederhorn is no longer Chairman of the Board of the Company and (y) Wiederhorn's employment contract with the Company has been terminated by the Company.

     7. TRANSFER OF THE SHARES.

        (a) Prior to the termination of this Agreement, except as otherwise provided herein, no Stockholder shall: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein unless Stockholder obtains, prior to such transfer, and delivers to Wiederhorn the written consent of the transferee to be bound by this Agreement with respect to any and all transferred Subject Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer other than a Transfer permitted pursuant to clause (i) above; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

        (b) Each Stockholder agrees to cause to be placed on any and all certificates evidencing such Stockholder's Subject Shares the following legend:

               THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT , AND CERTAIN RESTRICTIONS ON TRANSFER, PURSUANT TO THAT ASSIGNMENT AND VOTING AGREEMENT, DATED AS OF FEBRUARY 20, 2002, BY AND AMONG ANDREW A. WIEDERHORN, TTMM, L.P., TIFFANY WIEDERHORN AND WM STARLIGHT INVESTMENTS, LLC.

     8. NO SOLICITATION. No Stockholder shall, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, any Stockholder or any of their subsidiaries or any of such Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     9. MISCELLANEOUS.

        (a) STOCKHOLDER CAPACITY. None of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

        (b) EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

        (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Wiederhorn and the Stockholders.

        (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with laws of the State of Maryland.

        (f) HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          If to a Stockholder to:

               The address set forth under such Stockholder's name on
Schedule 1 hereto.


          If to Wiederhorn, to:

               Andrew A. Wiederhorn
               c/o Fog Cutter Capital Group Inc.
               1410 S.W. Jefferson Street
               Portland, Oregon 97201

               Telecopier no.:  (503) 553-7401

               with a copy to:

               V. Joseph Stubbs, Esq.
               Akin, Gump, Strauss, Hauer & Feld, L.L.P.
               2029 Century Park East, Suite 2200
               Los Angeles, California 90067

               Telecopier no.:  (310) 229-1001


        (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

        (i) ASSIGNMENT; DELEGATION. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that the rights of Wiederhorn under this agreement may be assigned to the spouse or lineal descendants of Wiederhorn, to any trust for the benefit of Wiederhorn or the benefit of the spouse and/or lineal descendants of Wiederhorn, to any corporation, partnership, limited liability company or other entity in which Wiederhorn, the spouse and/or the lineal descendants of Wiederhorn are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Wiederhorn, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of Wiederhorn upon such Wiederhorn's death for purposes of administration of Wiederhorn's estate or upon such Wiederhorn's incompetency for purposes of the protection and management of the assets of Wiederhorn; provided that any such assignee shall, prior to such transfer, consent in a writing delivered to Wiederhorn to be bound by this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors, assigns, heirs, executors, administrators and other legal representatives.

        (j) FURTHER ASSURANCES. Each Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

        (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that any party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit any party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

        (l) SURVIVAL. The representations, warranties, covenants and agreements in this Agreement (other than the obligations of the parties under the Notes) shall terminate upon termination of this Agreement.

        (m) DRAFTING. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholders and Wiederhorn have executed this Assignment and Voting Agreement all as of the day and year first written above.


                                       WIEDERHORN:

                                        /S/ ANDREW WIEDERHORN
                                       ----------------------------------------
                                       Andrew A. Wiederhorn


                                       STOCKHOLDERS:

                                        /S/ TIFFANY WIEDERHORN
                                       ----------------------------------------
                                       Tiffany Wiederhorn



                                       TTMM, L.P..

                                       By: Ivy Capital Partners, L.P.
                                           its General Partner

                                           By: Wiederhorn Family Limited
                                               Partnership
                                               its general partner


                                               By: /S/ TIFFANY WIEDERHORN
                                                   ----------------------------
                                                     Name:  Tiffany Wiederhorn
                                                     Title: Managing Member


                                       WM Starlight Investments, LLC


                                       By: /S/ TIFFANY WIEDERHORN
                                          -------------------------------------
                                          Name: Tiffany Wiederhorn
                                          Title:   Managing Member

                                   SCHEDULE 1

                                  STOCKHOLDERS

          STOCKHOLDER                                SUBJECT SHARES
----------------------------------           ------------------------------
TTMM, L.P.                                                   419,489
1410 S.W. Jefferson Street                   Option Shares:  530,720
Portland, Oregon 97201

Telecopier no.: ___________


Tiffany Wiederhorn                                           629,255
1410 S.W. Jefferson Street
Portland, Oregon 97201

Telecopier no.: ___________


WM Starlight Investments, LLC                                 13,826
1410 S.W. Jefferson Street
Portland, Oregon 97201

Telecopier no.: ___________